

07003722

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUCIBLE CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, Suite 500
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Vaughan 212-785-2815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6c, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crucible Capital Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

CHRISTINE LAZARO
Notary Public, State of New York
No. 02LA6150172
Qualified in Kings County
Commission Expires July 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

To Board of Directors
Crucible Capital Group, Inc.

We have audited the accompanying statement of financial condition of Crucible Capital Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crucible Capital Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Yin Shen Co. CPA
New York, New York
February 22, 2007

Crucible Capital Group, Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash & cash equivalent	$	211
Short-term investment		25,534
Prepaid expenses		274
Other securities		2,043
Furniture, equipment at cost,		14,600
Less accumulated depreciation		(6,432)
Total assets	$	36,230

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Short-term liabilities	$	1,095
Accounts and accrued expense payable		10,596
Corporation tax payable		1,630
Total liabilities		13,321
Stockholders' Equity		
Common stock(non par)		-
Additional paid-in capital		61,375
Retained earnings		(38,466)
Total stockholders' equity	$	22,909
Total liabilities and stockholders' equity	$	36,230
		0

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Income
for the Year Ended December 31, 2006

REVENUES:	
Fee and commissions income	$ 307,605
Interest and dividends	586
	308,191
EXPENSES:	
Employee compensation and benefits	9,654
Officers compensation and benefits	82,821
Communications	4,637
Occupancy	30,630
Compliance & License	4,504
Office supplies & expenses	13,689
Professional fees	21,387
Other expenses	163,704
	331,026
INCOME BEFORE INCOME TAXES	(22,835)
PROVISION FOR INCOME TAXES	1,175
NET INCOME (LOSS)	$ (24,010)

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Cash Flows
for the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		(24,010)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	2,586	
Accounts and accrued expense payable	5,876	
Short-term investment	(27,577)	
Short-term liabilities	1,095	
Prepaid expenses	3,841	
Commission and other receivable	8,000	
Corporation tax payable	775	
Total adjustments		(5,404)
Net cash used in operating activities		(29,414)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	18,000	18,000
Net cash provided by financing activities		18,000
INCREASE IN CASH		(11,414)
CASH AT BEGINNING OF THE YEAR		11,625
CASH AT END OF THE YEAR		211
		(0)

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2006

	Capital Stock						
	Common (non par)		Additional Paid-in Capital	Retained Earnings	Treasury Stock - common		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 31, 2005	2,500	-	43,375	(14,456)	-	-	28,919
							-
Net income(loss)				(24,010)			(24,010)
Changes in Capital	-		18,000	-	-	-	18,000
Balance at December 31, 2006	2,500	-	61,375	(38,466)	-	-	22,909

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2006

1. Organization and nature of business

Crucible Capital Group, Inc. (the Company) is a broker dealer, acts as a consultant, financial advisor and agent, registered with Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company is a New Jersey corporation organized on August 7, 2003 and is authorized to do business in the State of New York on August 8, 2004.

2. Significant Accounting Policies

The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans, and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for the clients. The Company is also providing services to assist its clients with their long term capital structure plans and capital raising activities. The financial statements reflect its services and activities.

At present, the Company does not maintain any customers' accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company employs straight line method to depreciate its office equipments and furniture using estimated life for 5 years and 7 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2006, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 1.08 to 1 and dollar amount exceeds required limit by $7,360.

4. The Company opened a trading account in September 2006 with not priced and restricted penny stocks compensated from clients to the Company for the services provided. The stocks are restrictedly traded on the other OTC market. Valuative stocks at the December 31, 2006 are $2,043.

5. Income tax

For the tax purpose, the Company paid or accrued state and local corporation taxes. The Company does not pay federal corporation tax due to the operation losses for current year. There are no deferred income tax liabilities in 2006.

6. Other expenses

Other expenses included uncollectible fees from services rendered, in the amount of $152,900. Due to limited historical information from the Company's existing client base, a monthly allowance for bad debt could not be adequately determined until year end.

7. Contingence

The Company entered into an expense sharing agreement with Angelic Holding LLC, a Wyoming Corporation, in May 2006. Both companies agree to share certain operating expenses including office related rent expense. Total current rent is for $4,115 per month including real estate taxes, and the Company's share of rent is 40% resulting in $1,646. per month. The current office lease will expire on November 2007. The Company's liability for this lease is $11,319 for the remainder of that period.

8. Pension plan

The Company does not adopt any pension plans in 2006.

Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

Crucible Capital Group, Inc.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2006

NET CAPITAL			
Total stockholders' equity		$	22,909
Deduct stockholders' equity not allowable for net capital			-
Total stockholders' equity qualified for net capital			22,909
Deductions:			
None allowable assets			
Furniture, and equipment, net	(8,168)		
Prepaid expense	(274)		
Commission and other receivable	-		(8,442)
			14,467
Net capital before haircuts on securities positions			
Haircuts on securities			
Trading and investment securities			
Exempted securities	-		
Options			
Other securities	(2,107)		(2,107)
NET CAPITAL		$	12,360
AGGREGATE INDEBTEDNESS			
Short-term liabilites	1,095		
Accounts and accrued expense payable	10,596		
Corporation tax payable	1,630		13,321
Total aggregate indebtedness		$	13,321
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required:		$	888
Minimum dollar required:		$	5,000
Excess net capital		$	7,360
Excess net capital at 1,000% (Net capital - 10% of AI)		$	11,028
Ratio: Aggregate indebtedness to net capital			1.08

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$ 15,990
Adjustments:		
Accrued expenses	(3,630)	
		(3,630)
Net capital per above		12,360
		0

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC rule 15c3-3

To Board of Directors
Crucible Capital Group, Inc.

In Planning and performing our audit of the financial statements of Crucible Capital Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.



Yin Shen Co. CPA
New York, New York
February 22, 2007

END